UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Noodles & Company
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

65540B105
(CUSIP Number)

Darren Baccus
Senior Vice President and Chief Legal Officer
Public Sector Pension Investment Board
1250 René-Lévesque Boulevard West, Suite 1400
Montréal, Québec, Canada H3B 5E9
514-937-2772
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 65540B105	13D	Page 2

1	NAME OF REPORTING PERSONS
Public Sector Pension Investment Board

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,583,044 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
6,583,044 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
6,583,044 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO; HC

(1)
All shares are owned by Argentia Private Investments Inc. (“Argentia”), a wholly owned subsidiary of Public Sector Pension Investment Board (“PSP”).  PSP may be deemed a beneficial owner of such shares.  See Note (1) to Argentia’s cover page of this Amendment No. 3 to Schedule 13D.

(2)	See Note (2) to Argentia’s cover page of this Amendment No. 3 to Schedule 13D.

CUSIP No. 65540B105	13D	Page 3

1	NAME OF REPORTING PERSONS
Argentia Private Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,583,044 (see Item 5) (1)

	8	SHARED VOTING POWER
0 (see Item 5) (1)

	9	SOLE DISPOSITIVE POWER
6,583,044 (see Item 5) (1)

	10	SHARED DISPOSITIVE POWER
0 (see Item 5) (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
6,583,044 (see Item 5) (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.0% (see Item 5) (2)

14	TYPE OF REPORTING PERSON
CO

(1)	Argentia, a wholly owned subsidiary of PSP, directly owns 8,281,849 shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”).

(2)
Percent of Class A Common Stock calculated based on 43,798,464 shares of Class A Common Stock outstanding following the completion of the Offering, as defined in Item 4of this Amendment No. 3 to Schedule 13D (41,298,464 shares outstanding as of July 16, 2018, plus 2,500,000 shares sold by the Issuer in the Offering), as disclosed in the Issuer’s prospectus supplement filed with the SEC on July 30, 2018.

This Amendment No. 3 (“Amendment No. 3”) amends the Schedule 13D initially filed on February 21, 2017, as amended (the “Schedule 13D”), and is filed jointly by Public Sector Pension Investment Board (“PSP”) and Argentia Private Investments Inc. (“Argentia”), each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons,” with respect to the Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of Noodles & Company (the “Issuer”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

As of July 30, 2018, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of PSP and Argentia (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), are set forth on Schedules A and B respectively attached hereto and incorporated herein by reference.

During the last five years, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 3 is being filed while the Reporting Persons have obtained certain information from their respective directors and executive officers.  If the Reporting Persons receive information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On July 26, 2018, Argentia sold 1,698,805 shares of Class A Common Stock to the underwriters at a price of $9.50 per share pursuant to a registered offering in which, among other things, the Issuer also sold 2,500,000 shares (the “Offering”).  The Offering is expected to close on July 31, 2018.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)
The responses of the Reporting Person to Rows (11) through (13) of the cover pages of this Amendment No. 3, as of July 30, 2018 after giving effect to the Offering, are incorporated herein by reference.  As of July 30, 2018 after giving effect to the Offering, PSP was the beneficial owner of 6,583,044 shares of Class A Common Stock (all of which are directly owned by Argentia), which represents approximately 15.0% of the number of shares of Class A Common Stock outstanding (based on 43,798,464 shares of Class A Common Stock outstanding following the completion of the Offering (41,298,464 shares outstanding as of July 16, 2018, plus 2,500,000 shares sold by the Issuer in the Offering), as disclosed in the Issuer’s prospectus supplement filed with the SEC on July 30, 2018).

Due to the Stockholders Agreement, Argentia and another stockholder of the Issuer, Catterton-Noodles LLC (“Catterton”), may be deemed to be a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934.  As of July 30, 2018, after giving effect to the Offering, the Reporting Persons and Catterton, collectively beneficially owned 17,141,830 shares of Class A Common Stock, which represents approximately 37.5% of the outstanding shares of Class A Common Stock (calculated in accordance with SEC Rule 13d-3, which includes 1,913,793 shares of Class A Common Stock issuable pursuant warrants owned by Catterton).  The Reporting Persons disclaim beneficial ownership of the shares of Class A Common Stock (or any other securities of the Issuer) held by any person other than the Reporting Persons.  Catterton and other persons affiliated with Catterton file a Schedule 13D and amendments thereto with the SEC separately.  The ownership information for Catterton is based on its Amendment No. 2 to Schedule 13D filed with the SEC on July 30, 2018.

To the Reporting Person’s knowledge, none of the Scheduled Persons beneficially owned any shares of Class A Common Stock as of July 30, 2018.

(b)
The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof, in each case, as of July 30, 2018 after giving effect to the Offering, are incorporated herein by reference.

(c)
None of the Reporting Persons, nor, to their knowledge any of the Scheduled Persons, has effected any transaction in Class A Common Stock during the past 60 days, except as disclosed in Item 4 of this Amendment No. 3.

(d)	Not applicable.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2018

PUBLIC SECTOR PENSION INVESTMENT BOARD

By:	/s/ Darren Baccus
Name: Darren Baccus
Title: Senior Vice President and Chief Legal Officer

ARGENTIA PRIVATE INVESTMENTS INC.

By:	/s/ Darren Baccus
Name: Darren Baccus
Title: Vice President

SCHEDULE A

PUBLIC SECTOR PENSION INVESTMENT BOARD

Directors

Except as noted below, the present business address is:  PSP Investments, 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Diane Bean		Board member

Micheline Bouchard		Board member

Léon Courville		Board member

Garnet Garven		Board member

Martin J. Glynn		Board member

Lynn Haight		Board member

Timothy E. Hodgson	Alignvest Management Corporation 70th Floor, First Canadian Place 100 King Street West Toronto, Ontario	Managing Partner of Alignvest Management Corporation (alternative investment management)
Miranda C. Hubbs		Board member

Katherine Lee		Board member

William A. Mackinnon		Board member

Citizenship:
Diane Bean:	Canadian and Jamaican
Martin J. Glynn	Canadian and British
Lynn Haight	Canadian and British
Timothy E. Hodgson	Canadian, American and British
All others:	Canadian

PUBLIC SECTOR PENSION INVESTMENT BOARD

Executive Officers

Except as noted below, the present business address is:  PSP Investments, 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Neil Cunningham		President and CEO

Nathalie Bernier		Senior Vice President, Strategic and Business Planning, and Chief Financial Officer

Darren Baccus		Senior Vice President and Chief Legal Officer

Jean-François Bureau		Senior Vice President and Chief Risk Officer

Giulia Cirillo		Senior Vice President and Chief Human Resources Officer

Alain Deschênes		Senior Vice President and Chief Operations Officer

Anik Lanthier		Senior Vice President, Public Markets and Absolute Return Strategies

David J. Scudellari	c/o PSP Investments USA LLC 450 Lexington Ave., Suite 3750 New York, NY 10017	Senior Vice President, Head of Principal Debt and Credit Investments
Guthrie Stewart		Senior Vice President, Global Head of Private Investments

Eduard van Gelderen		Senior Vice President and Chief Investment Officer

Alison Breen		Vice President, Corporate Secretary and Divisional General Counsel

Citizenship:
David J. Scudellari	American
Eduard van Gelderen	Dutch
All Others:	Canadian

SCHEDULE B

ARGENTIA PRIVATE INVESTMENTS INC.

Directors

Except as noted below, the present business address is:  Argentia Private Investments Inc., 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Darren Baccus		Senior Vice President and Chief Legal Officer

Marie-Claude Cardin		Vice President, Finance and Administration

Citizenship:
All:	Canadian

ARGENTIA PRIVATE INVESTMENTS INC.

Executive Officers

Except as noted below, the present business address is:  Argentia Private Investments Inc., 1250 René-Lévesque Boulevard West, Suite 1400, Montréal, Québec, Canada H3B 5E9.

NAME	PRESENT BUSINESS ADDRESS	PRESENT PRINCIPAL OCCUPATION

Neil Cunningham		President

Darren Baccus		Vice President

Marie-Claude Cardin		Vice President

Citizenship:
All:	Canadian